

June 6, 2011

Mr. Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-11954**
> **Vornado Realty L.P.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-34482**

Dear Mr. Macnow:

We have read your supplemental response letter dated May 16, 2011, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Where applicable, our comment applies to the Forms 10-K for both Vornado Realty Trust and Vornado Realty L.P.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 19. Commitments and Contingencies, page 160

1.    We note your response to comment 18 in our letter dated April 22, 2011. Your proposed disclosure states that you believe that the total amount due from Stop & Shop in connection with the litigation is $40,417,000, of which $19,465,000 has been reserved. From your proposed disclosure, it appears that an exposure to a loss exists in excess of the amount accrued. As such, please revise to specifically state the amount of the estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief